                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. ____)(1)

                            RSL COMMUNICATIONS, LTD.
                            ------------------------
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
               --------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
                                   -----------
                                 (CUSIP Number)

                               Gustavo A. Cisneros
                                  c/o Venevision
                              Final Avenida La Salle
                             Edificio Venevision, Urb.
                               Colina De Los Caobos
                                Caracas, Venezuela
                             ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1999
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box / /.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  (Page 1 of 9)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

Cusip No.  G7702U 10 2                                             Page 2 of  9

---------------- ---------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Gustavo A. Cisneros
---------------- ---------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)/ /
                                                                        (b)/X/

---------------- ---------------------------------------------------------------
    3            SEC USE ONLY

---------------- ---------------------------------------------------------------
    4            SOURCE OF FUNDS*

                 OO (See Item 3.)
---------------- ---------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                            /_/

---------------- ---------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION

                   Venezuela

----------------------- ------------- ------------------------------------------
                            7         SOLE VOTING POWER

      NUMBER OF                       3,627 (see Item 5.)

        SHARES
                        ------------- ------------------------------------------
                             8        SHARED VOTING POWER
     BENEFICIALLY
                                      2,441,114 (See Item 5.)
       OWNED BY
                        ------------- ------------------------------------------
                             9        SOLE DISPOSITIVE POWER
         EACH
                                      3,627 (See Item 5.)
      REPORTING
                                      ------------------------------------------
                            10        SHARED DISPOSITIVE POWER
        PERSON
                                      2,441,114 (See Item 5.)
         WITH
---------------- ---------------------------------------------------------------
    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,444,741 (See Item 5.)

---------------- ---------------------------------------------------------------
    12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                   /_/

---------------- ---------------------------------------------------------------
    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.7%
---------------- ---------------------------------------------------------------
    14           TYPE OF REPORTING PERSON*

                       IN
---------------- ---------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No.  G7702U 10 2                                              Page 3 of  9
---------------- ---------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Coral Gate Investments Ltd.
---------------- ---------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)/ /
                                                                      (b)/X/

---------------- ---------------------------------------------------------------
    3            SEC USE ONLY

---------------- ---------------------------------------------------------------
    4            SOURCE OF FUNDS*

                 OO (See Item 3.)
---------------- ---------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                            /_/

---------------- ---------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
----------------------- ------------- ------------------------------------------
                            7         SOLE VOTING POWER
      NUMBER OF
                                      2,441,114 (see Item 5.)

        SHARES
                        ------------- ------------------------------------------
                             8        SHARED VOTING POWER
     BENEFICIALLY
                                      N/A (See Item 5.)
       OWNED BY
                        ------------- ------------------------------------------
                             9        SOLE DISPOSITIVE POWER
         EACH
                                      2,441,114 (See Item 5.)
      REPORTING
                                      ------------------------------------------
                            10        SHARED DISPOSITIVE POWER
        PERSON
                                      N/A (See Item 5.)
         WITH

---------------- ---------------------------------------------------------------
    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,441,114 (See Item 5.)
---------------- ---------------------------------------------------------------
    12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                   /_/

---------------- ---------------------------------------------------------------
    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.7%
---------------- ---------------------------------------------------------------
    14           TYPE OF REPORTING PERSON*

                 CO
---------------- ---------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

         This statement relates to Class A common shares, par value $.00457 per share (the "Class A Common Stock"), of RSL Communications, Ltd. (the "Issuer"), a Bermuda company. The principal executive offices of the Issuer are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda. The Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.

Item 2.           Identity and Background.

         (a) This statement is being filed by Gustavo A. Cisneros ("Cisneros") and Coral Gate Investments Ltd. ("CGI," together with Cisneros, the "Reporting Persons").

         (b) The address of CGI's principal business is Wickham's Cay, Road Town, Tortolla, British Virgin Islands. The business address of Cisneros is c/o Venevision, Final Avenida La Salle, Edificio Venevision, Urb. Colina De Los Caobos, Caracas, Venezuela.

         (c) Cisneros has been a director of the Issuer since March 1997. For more than the past five years, Cisneros, together with other members of his family or trusts established for their benefit, has owned direct or indirect beneficial interests in certain companies that own or are engaged in a number of diverse commercial enterprises, principally in Venezuela, the U.S., Brazil, Chile and Mexico. Cisneros has also been the Chairman of the Board of Directors of Pueblo Xtra International, Inc., a holding company which owns all of the common stock of Pueblo International, Inc., a company engaged in the business of operating supermarkets and video rental outlets, since June 1993. Cisneros is a member of the Board of Directors of each of Univision Communications Inc., a Spanish-language television broadcasting company, since May 1994, Spalding Holdings Corporation, a global manufacturer and marketer of branded consumer products serving the sporting goods markets, since 1984, and Panamerican Beverages Company, Inc., which bottles soft drink products for The Coca-Cola Company in diverse markets in Latin America, including a substantial part of central Mexico, greater Sao Paulo, Campinas and Santos in Brazil, most of Costa Rica and most of Colombia, since 1996.

         CGI is engaged in the business of investments.

         (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Cisneros is a citizen of Venezuela. CGI is an international business company organized under the laws of the British Virgin Islands.

Item 3.           Source and Amount of Funds or Other Consideration.

         See Item 4.

Item 4.           Purpose of Transaction.

         CGI entered into an agreement with the Issuer whereby it agreed to exchange all of the shares of RSL Communications, Latin America, Ltd. ("RSL LA") held by it for (i) 1,032,485 shares of Class A Common Stock of the Issuer and
(ii) a cash payment of $3,920,000 (the "Transaction"). Prior to the Transaction, CGI owned 49% of RSL LA and the Issuer owned 51% of such entity.

Item 5.           Interest in Securities of the Issuer.

         (a) As of the date hereof, Cisneros beneficially owned (i) 2,443,450 shares of Class A Common Stock (which consists of 2,441,114 shares of Class A Common Stock owned by CGI, which is indirectly beneficially owned by Cisneros and his brother, Ricardo Cisneros, and 2,336 shares of Class A Common Stock held directly by Cisneros) and (ii) 1,291 shares of Class A Common Stock issuable upon the exercise of currently exercisable options granted to Cisneros under the Issuer's 1997 Directors' Compensation Plan. This represents 8.7% of the outstanding Class A Common Stock, assuming only Cisneros exercised his options to purchase shares of Class A Common Stock, based on 27,978,776 shares of Class A Common Stock outstanding as reported by the Issuer and giving effect to the Transaction. Cisneros disclaims beneficial ownership of shares owned by CGI in excess of 1,220,557.

         As of the date hereof, CGI beneficially owned 2,441,114 shares of Class A Common Stock. This represents 8.7% of the outstanding Class A Common Stock based on 27,978,776 shares of Class A Common Stock outstanding as reported by the Issuer and giving effect to the Transaction.

         (b) Cisneros has the sole power to vote or dispose of 3,627 shares of Class A Common Stock (assuming the exercise of an option to purchase 1,291 shares of Class A Common Stock) and shares the power to vote or dispose of 2,441,114 shares of Class A Common Stock. CGI has the sole power to vote or dispose of 2,441,114 shares of Class A Common Stock.

         (c) See Item 4.

         (d) Not applicable.

         (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  --------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

         Not applicable.

Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

1. Joint Filing Agreement between the Reporting Persons, dated August 12, 1999, pursuant to Rule 13d-1(f)(1) promulgated under the Exchange Act.





                            [SIGNATURE PAGE FOLLOWS]

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated: August 12, 1999

                                                  By  /s/ Gustavo A. Cisneros
                                                     -------------------------
                                                         Gustavo A. Cisneros

                                                  CORAL GATE INVESTMENTS LTD.

                                                  By  /s/ Steven Bandel
                                                     -------------------------
                                                  Name: Steven Bandel
                                                  Title:  Attorney-in-Fact



                        [SIGNATURE PAGE TO SCHEDULE 13D]

                                  EXHIBIT INDEX

Exhibit 1 --      Joint Filing Agreement between the Reporting Persons, dated
                  August 12, 1999, pursuant to Rule 13d-1(f)(1) promulgated under the Exchange Act.